FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of
Corporate Financial & Accounting Group
Date: June 29, 2009

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Correction of “Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2009”

June 29, 2009

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation
Name of Representative:	Tetsuo Kuba, President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)
Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Correction of “Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2009”

This is to advise you that we hereby correct the information contained in the “Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2009” released on April 27, 2009.

1. Reason for correction

Certain corrections have been made to the consolidated balance sheets and the consolidated statements of cash flows in order to conform to appropriate presentation.

2. Matters to be corrected

Corrections are indicated by underscore in the corresponding pages.

1)	Consolidated cash flows (page 2 in this report)

2)	Analysis of Financial Position (page 3 in this report)

3)	“Liabilities” in the consolidated balance sheets (page 5 in this report)

4)	“Cash flows from operating activities” and “Cash flows from financing activities” in the consolidated statements of cash flows (page 6 in this report)

1) Consolidated cash flows on page 1 in the Form 6-K released on April 27, 2009

<Before correction>

	(Japanese yen)
	March 31,
	2008		2009
Cash flows from operating activities	¥196,935	million	¥99,664 million
Cash flows from investing activities	14,894	million	(201,957) million
Cash flows from financing activities	(28,071)	million	(64,287) million
Cash and cash equivalents at end of year	¥447,586	million	¥269,247 million

<After correction>

	(Japanese yen)
	March 31,
	2008		2009
Cash flows from operating activities	¥196,935	million	¥97,794 million
Cash flows from investing activities	14,894	million	(201,957) million
Cash flows from financing activities	(28,071)	million	(62,417) million
Cash and cash equivalents at end of year	¥447,586	million	¥269,247 million

2) Analysis of Financial Position on page 15 in the Form 6-K released on April 27, 2009

<Before correction>

1. Consolidated Cash Flows

Cash and cash equivalents at March 31, 2009 decreased by ¥178,339 million to ¥269,247 million compared with those at March 31, 2008.

	(Yen in millions)
	Years Ended March 31,
	2008	2009
Cash flows from operating activities	196,935	99,664
Cash flows from investing activities	14,894	(201,957)
Cash flows from financing activities	(28,071)	(64,287)
Effect of exchange rate changes on cash and cash equivalents	(18,380)	(11,759)
Net increase (decrease) in cash and cash equivalents	165,378	(178,339)
Cash and cash equivalents at beginning of year	282,208	447,586
Cash and cash equivalents at end of year	447,586	269,247

(1) Cash flows from operating activities

Net cash provided by operating activities in fiscal 2009 decreased by ¥97,271 million to ¥99,664 million from ¥196,935 million in fiscal 2008. This was due mainly to a decrease in net income.

(2) Cash flows from investing activities

Cash flow from investing activities turned from ¥14,894 million of cash inflows in fiscal 2008 to ¥201,957 million of cash outflows in fiscal 2009. This was due mainly to a decrease in withdrawal of certificate deposits and time deposits, and a decrease in proceeds from sales and maturities of securities.

(3) Cash flows from financing activities

Net cash used in financing activities in fiscal 2009 increased by ¥36,216 million to ¥64,287 million from ¥28,071 million in fiscal 2008. This was due mainly to purchases of treasury stock from November 28, 2008 to December 22, 2008.

2. Indexes of Consolidated Cash Flows

	Years Ended March 31,
	2005	2006	2007	2008	2009
Stockholders’ equity to total assets	67.3%	66.7%	71.1%	73.4%	74.6%
Market capitalization to total assets	82.2%	101.3%	98.4%	80.2%	67.0%
Interest bearing debts per operating cash flows (years)	1.0	0.8	0.2	0.1	0.6
Operating cash flows per interest paid (ratio)	62.4	88.5	93.4	161.8	153.8

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

<After correction>

1. Consolidated Cash Flows

Cash and cash equivalents at March 31, 2009 decreased by ¥178,339 million to ¥269,247 million compared with those at March 31, 2008.

	(Yen in millions)
	Years Ended March 31,
	2008	2009
Cash flows from operating activities	196,935	97,794
Cash flows from investing activities	14,894	(201,957)
Cash flows from financing activities	(28,071)	(62,417)
Effect of exchange rate changes on cash and cash equivalents	(18,380)	(11,759)
Net increase (decrease) in cash and cash equivalents	165,378	(178,339)
Cash and cash equivalents at beginning of year	282,208	447,586
Cash and cash equivalents at end of year	447,586	269,247

(1) Cash flows from operating activities

Net cash provided by operating activities in fiscal 2009 decreased by ¥99,141 million to ¥97,794 million from ¥196,935 million in fiscal 2008. This was due mainly to a decrease in net income.

(2) Cash flows from investing activities

Cash flow from investing activities turned from ¥14,894 million of cash inflows in fiscal 2008 to ¥201,957 million of cash outflows in fiscal 2009. This was due mainly to a decrease in withdrawal of certificate deposits and time deposits, and a decrease in proceeds from sales and maturities of securities.

(3) Cash flows from financing activities

Net cash used in financing activities in fiscal 2009 increased by ¥34,346 million to ¥62,417 million from ¥28,071 million in fiscal 2008. This was due mainly to purchases of treasury stock from November 28, 2008 to December 22, 2008.

2. Indexes of Consolidated Cash Flows

	Years Ended March 31,
	2005	2006	2007	2008	2009
Stockholders’ equity to total assets	67.3%	66.7%	71.1%	73.4%	74.6%
Market capitalization to total assets	82.2%	101.3%	98.4%	80.2%	67.0%
Interest bearing debts per operating cash flows (years)	1.0	0.8	0.2	0.1	0.6
Operating cash flows per interest paid (ratio)	62.4	88.5	93.4	161.8	150.9

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

3) “Liabilities” in the consolidated balance sheets on page 22 in the Form 6-K released on April 27, 2009

<Before correction>

	(Yen in millions)
	March 31,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥7,279		¥11,000		¥3,721
Current portion of long-term debt	3,432		5,523		2,091
Trade notes and accounts payable	95,390		62,579		(32,811)
Other notes and accounts payable	66,757		43,452		(23,305)
Accrued payroll and bonus	43,207		41,756		(1,451)
Accrued income taxes	27,118		7,430		(19,688)
Other accrued liabilities	32,815		26,967		(5,848)
Other current liabilities	25,684		39,254		13,570

Total current liabilities	301,682	15.3	237,961	13.4	(63,721)

Non-current liabilities :
Long-term debt	8,298		7,189		(1,109)
Lease obligations	2,088		22,964		20,876
Accrued pension and severance liabilities	15,041		34,567		19,526
Deferred income taxes	118,016		71,539		(46,477)
Other non-current liabilities	15,454		16,494		1,040

Total non-current liabilities	158,897	8.0	152,753	8.6	(6,144)

Total liabilities	460,579	23.3	390,714	22.0	(69,865)

<After correction>

	(Yen in millions)
	March 31,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥7,279		¥11,000		¥3,721
Current portion of long-term debt	3,432		13,865		10,433
Trade notes and accounts payable	95,390		62,579		(32,811)
Other notes and accounts payable	66,757		43,452		(23,305)
Accrued payroll and bonus	43,207		41,756		(1,451)
Accrued income taxes	27,118		7,430		(19,688)
Other accrued liabilities	32,815		26,967		(5,848)
Other current liabilities	25,684		30,912		5,228

Total current liabilities	301,682	15.3	237,961	13.4	(63,721)

Non-current liabilities :
Long-term debt	8,298		28,538		20,240
Accrued pension and severance liabilities	15,041		34,567		19,526
Deferred income taxes	118,016		71,539		(46,477)
Other non-current liabilities	17,542		18,109		567

Total non-current liabilities	158,897	8.0	152,753	8.6	(6,144)

Total liabilities	460,579	23.3	390,714	22.0	(69,865)

4)	“Cash flows from operating activities” and “Cash flows from financing activities” in the consolidated statements of cash flows on page 26 in the Form 6-K released on April 27, 2009

<Before correction>

	(Yen in millions)
	Years ended March 31,
	2008	2009
Cash flows from operating activities :
Net income	¥107,244	¥29,506
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	87,045	97,577
Write-down of inventories	5,141	8,719
Minority interests	7,363	3,697
Equity in earnings of affiliates and unconsolidated subsidiaries	(6,091)	(6,460)
Losses (gains) on sales of property, plant and equipment, and intangible assets, net	1,474	(8,314)
Losses on sale of securities, net	622	2,840
Losses on impairments of securities	248	7,141
Decrease in receivables	13,732	75,866
(Increase) decrease in inventories	(9,766)	643
Increase (decrease) in notes and accounts payable	5,177	(77,648)
Decrease in accrued income taxes	(8,817)	(21,024)
Increase (decrease) in other current liabilities	6,010	(12,404)
Other, net	(12,447)	(475)

Net cash provided by operating activities	196,935	99,664

Cash flows from financing activities :
Increase (decrease) in short-term debt	(7,202)	2,536
Payments of long-term debt	(6,647)	(3,600)
Dividends paid	(24,566)	(24,248)
Purchase of treasury stock	(211)	(38,219)
Reissuance of treasury stock	7,031	3,045
Other, net	3,524	(3,801)

Net cash used in financing activities	(28,071)	(64,287)

<After correction>

	(Yen in millions)
	Years ended March 31,
	2008	2009
Cash flows from operating activities :
Net income	¥107,244	¥29,506
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	87,045	97,577
Write-down of inventories	5,141	8,719
Minority interests	7,363	3,697
Equity in earnings of affiliates and unconsolidated subsidiaries	(6,091)	(6,460)
Losses (gains) on sales of property, plant and equipment, and intangible assets, net	1,474	(8,314)
Losses on sale of securities, net	622	2,840
Losses on impairments of securities	248	7,141
Decrease in receivables	13,732	75,866
(Increase) decrease in inventories	(9,766)	643
Increase (decrease) in notes and accounts payable	5,177	(77,648)
Decrease in accrued income taxes	(8,817)	(21,024)
Increase (decrease) in other current liabilities	6,010	(12,404)
Other, net	(12,447)	(2,345)

Net cash provided by operating activities	196,935	97,794

Cash flows from financing activities :
Increase (decrease) in short-term debt	(7,202)	2,536
Payments of long-term debt	(6,647)	(5,588)
Dividends paid	(24,566)	(24,248)
Purchase of treasury stock	(211)	(38,219)
Reissuance of treasury stock	7,031	3,045
Other, net	3,524	57

Net cash used in financing activities	(28,071)	(62,417)